Exhibit (a)(5)(H)

MEDIA CONTACT:
Peggy A. Palter
(847) 286-8361

FOR IMMEDIATE RELEASE:
May 28, 2002

SEARS AND LANDS' END CLEAR PRE-MERGER WAITING PERIODS

HOFFMAN ESTATES, Ill. - Sears, Roebuck and Co. (NYSE:S) has been notified that early termination of the waiting period under the Hart-Scott-Rodino Act for its acquisition of Lands' End has been granted. The company also received clearance from the German Federal Cartel Office on the anti-trust filing regarding the acquisition.

With today's notifications, the company has satisfied certain conditions necessary to consummate its tender offer for Lands' End. Consummation still remains subject to certain other conditions, including at least two-thirds of the fully diluted shares being tendered into the offer.

Sears announced on May 13 that the company had reached an agreement with Lands' End to acquire the direct merchant in a cash tender offer for $62 per Lands' End share, or approximately $1.9 billion. Upon completion of the transaction, expected in June, Lands' End will become a wholly owned subsidiary of Sears. The company commenced the tender offer on May 17. The tender offer is scheduled to expire at midnight, Eastern time, on Friday, June 14, 2002, unless extended. The complete terms and conditions of the offer are set forth in the Offer to Purchase, copies of which are available by contacting the information agent, D. F. King & Co., Inc., at 800-290-6429.

Sears, Roebuck and Co. is a broadline retailer with significant service and credit businesses. In 2001, the company's annual revenue was more than $41 billion. The company offers its wide range of apparel, home and automotive products and services to families in the U.S. through Sears stores nationwide, including approximately 870 full-line stores. Sears also offers a variety of merchandise and services through its Web site, sears.com.

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